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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            000-29757
                            Washington, D.C. 20549                  --------
                                                                   Cusip Number
                                 FORM 12b-25                       925298 10 1

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 2000
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Versata, Inc.
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Full Name of Registrant


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Former Name if Applicable

300 Lakeside Drive, Suite 1500
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Address of Principal Executive Office (STREET AND NUMBER)

Oakland, CA 94612
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

        On March 29, 2001, the Registrant announced that it was conducting an inquiry into certain transactions for fiscal year 2000 that may not have met the Registrant's revenue recognition policy. This inquiry is being conducted by the Audit Committee of the Registrant with the assistance of Brobeck, Phleger & Harrison LLP and PricewaterhouseCoopers LLP. Since the inquiry has not been completed, the Registrant is delaying the filing of its Annual Report on Form 10-K for the fiscal year 2000, pending completion of the inquiry and the audit for fiscal year 2000. The Registrant expects to file the subject Annual Report by April 16, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         James Doehrman                    (510)               628-1529
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                                 Versata, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date April 2, 2001                   By  /s/ JAMES DOEHRMAN
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                                         James Doehrman
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                                                                       EXHIBIT 1


April 2, 2001

Dear Mr. Doehrman,

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated April 2, 2001.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the consolidated financial statements of Versata, Inc. on or before the date the Form 10-K of Versata, Inc. for the year ended December 31, 2000 is required to be filed.

Yours very truly,

/s/ PricewaterhouseCoopers LLP